China Power Technology, Inc.
No. 12, Gongyuan Road
Kaifeng City, Henan Province 475002
People’s Republic of China

January 18, 2011

Via EDGAR and Courier

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Jenn Do

Re:	China Power Technology, Inc.
Form 8-K Item 4.01
Filed: January 12, 2011
File No.: 1-34230

Ladies and Gentlemen:

On behalf of China Power Technology, Inc. ("the Company"), we are responding to the comments of the Staff of the Securities and Exchange Commission set forth in your letter dated January 12, 2011 regarding the Item 4.01 Form 8-K filed with the Commission on January 12, 2011.

For the Staff’s convenience, each comment is included herein and followed by our response. We are enclosing four copies of Amendment to 8-K as a courtesy.

1.

We note your disclosure that the board of directors approved the appointment of Ernst & Young Hua Ming for the fiscal year ended December 31, 2011. Please revise your filing to state whether Bernstein & Pinchuk LLP resigned, declined to stand for re-election, or were dismissed, and the effective date thereof. Refer to Item 304 (a)(1)(i) of Regulation S-K.

Response: The Company has revised the disclosure to clarify that Bernstein & Pinchuk will be dismissed after that firm has completed its audit of the consolidated financial statements of the Company for the year ended December 31, 2010 and Ernst & Young Hua Ming has accepted the engagement as the Company’s independent registered public accounting firm for fiscal 2011. The Company will file an additional amendment on Form 8-K following the dismissal of Bernstein & Pinchuk, which amendment will include an Exhibit 16 letter.

2.

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Response: The Company has obtained and filed an updated Exhibit 16 letter from Bernstein & Pinchuk LLP in response to the Staff’s comment.

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do no foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

China Power Technology, Inc.

By:  /s/ Honghai Zhang

Honghai Zhang
Chief Executive Officer

cc:	Simon D. Liu, China Power Technology, Inc.
Louis A. Bevilacqua, Pillsbury Winthrop Shaw Pittman LLP
Woon-Wah Siu, Esq., Pillsbury Winthrop Shaw Pittman LLP